SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

1 February, 2013

BP COMPLETES SALE OF TEXAS CITY REFINERY
 AND RELATED ASSETS TO MARATHON PETROLEUM

HOUSTON - BP has completed the previously announced sale of its Texas City, Texas refinery and a portion of its retail and logistics network in the Southeast U.S. to Marathon Petroleum Corporation for an estimated $2.4 billion.  This comprises approximately $0.6 billion in cash, $1.1 billion for the estimated value of hydrocarbon inventory and an earn-out arrangement payable over six years of $0.7 billion (based on assumed future margins and refinery throughput).

"The completion of this divestment is a major milestone in the refocusing of our U.S. fuels portfolio," said Iain Conn, chief executive of BP's global refining and marketing business.

"Together with the sale of our Carson, California refinery, which we also expect to close this year, the divestment of Texas City allows us to focus BP's U.S. fuels investments on our three northern refineries, which are crude feedstock advantaged, and their associated marketing businesses."

"The teams running the Texas City refinery and related marketing assets have made remarkable progress in both safety and reliability and they should feel very proud of these accomplishments," said Conn. "This is once again a valuable business with a firm future.  As it moves to Marathon Petroleum, the refinery and its employees have a strong platform from which to continue this journey and build on their many achievements."

With today's closing, Marathon Petroleum takes ownership of the 475,000 barrel per day refinery, associated cogeneration plant and natural gas liquids pipelines, and four marketing terminals in the Southeast U.S. BP has also assigned certain branded jobber contracts supplying approximately 1,200 retail sites in Tennessee, Mississippi, Alabama and Florida.

BP remains a significant retailer of fuels in the U.S., with approximately 8,000 BP and ARCO-branded sites in the Midwest, Pacific Northwest and along the East Coast. The company continues to market in the Southeast U.S. through more than 100 jobbers and approximately 2,400 branded retail outlets which were not part of the Marathon Petroleum transaction.

"Our continued drive to be the preferred fuels brand in our U.S. markets remains unchanged," said Doug Sparkman, president of BP's East of Rockies fuels business. "BP remains firmly committed to growing and strengthening the BP-branded retail network and the value of the BP brand in partnership with our BP-branded jobbers and dealers."

About BP in the US :

BP has invested more in the United States over the last five years than any other oil and gas company. With more than $52 billion in capital spending between 2007 and 2011, BP invests more in the U.S. than in any other country. The company is the second largest producer of oil and gas in the U.S., a major oil refiner and a leader in alternative energy sources including wind power and biofuels. BP provides enough energy each year to light the entire country. With 23,000 U.S. employees, BP supports nearly a quarter of a million domestic jobs through its business activities. For more information, visit www.bp.com.

Notes to editors :

· BP announced plans to divest its Carson and Texas City refineries in February 2011 as part of a major strategic refocusing of the company's global refining portfolio.

·      The Texas City refinery became part of BP with the 1998 merger with Amoco. It is a large, highly complex refinery with a nameplate 475,000 barrels per day of refining capacity. The refinery employs some 2,150 BP staff and contractor numbers can vary between 1,000 and 3,000 each day.

· Three natural gas liquids pipelines connecting the Texas City Refinery with local suppliers and customers and some out-of-service lines in the Gulf Coast were included in the transaction.

· The adjacent South Houston Green Power cogeneration facility was also included in the sale.
·      BP's Texas City Chemicals complex adjacent to the refinery is an independent facility and is a key part of BP's global petrochemicals portfolio and was not included in the sale. It continues to have long-term commercial arrangements with the Texas City refinery.

·      BP is currently in the process of completing a number of major investments in its other U.S. refineries, including a large investment program to transform its 413,000 barrels per day capacity Whiting, Indiana refinery; a clean-diesel upgrading project at its 234,000 barrels per day Cherry Point, Washington refinery; and the addition of a continuous catalytic reformer to the 160,000 barrels per day capacity Toledo, Ohio, refinery (a 50:50 joint venture with partner Husky Energy Inc.).

Further information :

BP press office, Houston: +1 281 366 4463, uspress@bp.com
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary statement

This press release contains certain forward-looking statements, including statements on the expected timing of disposal of its Carson refinery and related logistics and marketing assets in the U.S. Southwest; upgrades of its Whiting, Cherry Point and Toledo refineries; growth of the retail network; BP's divestment program and other statements which are generally, but not always, identified by the use of words such as 'want', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including general economic conditions; the actions of regulators and other factors discussed in BP's Third Quarter Results 2012 (SEC File No. 001-06262) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary